AMWEST INSURANCE GROUP, INC. ANNOUNCES
                              SUPREME COURT RULING
                           REGARDING PROPOSITION 103


     Friday, December 15, 1995 - Amwest Insurance Group, Inc. (AMEX-PSE-AMW) announced that on Thursday, December 14, 1995, the Supreme Court of the State of California affirmed the decision of the Second District Court of Appeal overturning Insurance Code Section 1861.135 which exempted the surety insurance industry from major provisions of Proposition 103. Accordingly, the surety insurance industry will no longer be exempted from the rate rollback and prior approval provisions contained in Proposition 103.

     To date, the Company has not received any calculations from the California Department of Insurance regarding the Company's Proposition 103 rollback amount. The Company anticipates that it will accrue during the fourth quarter of 1995 its estimated rollback obligation pursuant to Proposition 103, the amount of which has not yet been determined. However, as previously disclosed in the Company's Annual Report on Form 10-K and subsequent filings on Form 10-Q, the Company believes that the ultimate rollback amount will have a significant impact on the Company's 1995 earnings, but is not expected to materially adversely impact the Company's financial position.

     Amwest is a Woodland Hills, California based insurance holding company, specializing in surety bonds, including contract performance, court and license and permit bonds.

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